

December 23, 2020

Mark Tipton
Chief Financial Officer
TriLinc Global Impact Fund, LLC
1230 Rosecrans Avenue
Suite 605
Manhattan Beach, CA 90266

> **Re: TriLinc Global Impact Fund, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 30, 2020**
> **File No. 000-55432**

Dear Mr. Tipton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year ended December 31, 2019

Consolidated Statements of Cash Flows, page F-7

1.  Please revise future filings to present the purchase and maturity of investments in the investing section. Refer to ASC 230-10-45 for guidance.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Polices
Valuation of Investments, page F-17

2.  We note your disclosure that market quotations may be deemed not to represent fair value. As of each period end presented, for each investment in which a market quotation was deemed not to represent fair value, please tell us the specific reasons why, the amortized cost, the value based on the market quotation and the actual fair value

measurement used.  Please tell us how you concluded that your fair value measurement was consistent with the guidance in ASC 820-10-35-41C.

Form 10-Q for the Quarter ended September 30, 2020

Consolidated Financial Statements
Consolidated Schedule of Investments, As of September 30, 2020, page 5

3.    We note your description of your receivable from IIG TOF B.V. as short term. Please tell us how you determined this receivable should be classified as a short term investment considering the bankruptcy of IIG TOF B.V. and related uncertainty of recovery.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Polices
Valuation of Investments, page 11

4.    Please tell us and revise future filings to explain why fair value equals amortized cost for many of your non-watch list investments.  Please more clearly describe how you assess whether unobservable inputs change during a period, describe the variability in the unobservable inputs (e.g. how often you typically observe changes in unobservable inputs) and describe how you determine if you should revise an input based on your assessment.

5.    Noting your disclosure on page 10 related to the significant impact of COVID-19, please tell us how the increased uncertainty and risk related to the impact of COVID-19 was considered in your fair value measurements at September 30, 2020 and why this would not result in a change in fair value from December 31, 2019 for many investments.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Schroeder, Staff Accountant at 202-551-3294 or Michael Volley, Staff Accountant at 202-551-3437 with any questions.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance